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                                                            Filed by Belden Inc.
                                                            Pursuant to Rule 425
                                    Under the Securities Act of 1933, as amended
                                        And Deemed Filed Pursuant to Rule 14a-12
                           Under the Securities Exchange Act of 1934, as amended
                                                    Subject Company: Belden Inc.
                                  Subject Company's Commission File No.: 1-12280


         This filing relates to a planned merger between Belden Inc. ("Belden") and Cable Design Technologies Corporation ("CDT") pursuant to the terms of an Agreement and Plan of Merger, dated as of February 4, 2004 (the "Merger Agreement"), among CDT, BC Merger Corp. and Belden. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K filed by Belden on February 5, 2004, and is incorporated by reference into this filing.

[text of a letter sent to certain Belden Communications Division customers]

[BELDER LOGO]

February 5, 2004

[Address of Customer]

Subject: MERGER BETWEEN BELDEN CORPORATION AND CDT CORPORATION

Dear ______,

By now I am sure you have become aware of two press releases by Belden Corporation and CDT Corporation announcing their planned MERGER OF EQUALS which is expected to close sometime in the second quarter of this year.

The combined company will be called BELDEN CDT INC. and will be headquartered in St. Louis, Missouri. Each of the two companies will have equal representation on the Board of the merged company. The current Chairman of CDT will become the Chairman of the new company, and the current CEO of Belden will become the CEO of the new company. Belden CDT Inc., with annual sales of approximately USD 1.3 billion will be among the world's largest manufacturers of copper communications cables as well as high-speed electronic cables and networking products. Belden CDT Inc. will have global presence with

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numerous manufacturing facilities in the U.S., Europe, and Canada (one in Pointe
Claire, Quebec, one in Cobourg, Ontario).

There will be no cash changing hands in the merger, consequently the cash balance of Belden CDT Inc. will not diminish.

The new company will have 6 business Divisions as follows:

         -        Specialty Products

         -        West Penn Wire

         -        Europe

         -        Networking

         -        Electronics Products

         -        Communications Products

The Communications Products Division with which you are most familiar will be managed by the same Senior Executives as follows:

Robert Matz, President
William Duckworth, VP Marketing and Sales
Art Yaroch, VP Manufacturing
Warren Stout, VP Finance

At the level of the people who service the [customer name] account there will be no change either. The following will remain on their current assignments:

Jack Basmadjian                     Strategic Relationship
Pat Roy                             Regional Sales Manager, Quebec
Ted Fulton                          Regional sales Manager, Ontario
Leigh Bolger                        Manager, Customer Service
Andre Picard                        Customer Service Representative
Curtis Andre                        Customer Service Representative

In summary, once the merger is closed it is going to be BUSINESS AS USUAL IN ALL RESPECTS between [customer name] and the Communications Products Division of Belden CDT Inc.

Belden Corporation also announced today a STRATEGIC INITIATIVE in the form of a non-cash asset impairment charge in the amount of USD 92.8 million. This charge reflects the unbalance that has existed for the past few years between aggregate industry demand for copper cables versus supply (the latter exceeds demand). With this charge, the Balance Sheet of Belden's Communications Products Division has been STRENGTHENED CONSIDERABLY, and its overhead cost structure has been reduced significantly. As a result this strategic initiative will strengthen the Communications Product Division's financial strength going forward. As the outlook for aggregate cable demand remains soft for the foreseeable future, Belden will explore other strategic initiatives with a view to strengthening its financial and market position further. This will ensure that our customers will continue to rely on a

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SECURE AND COMPETITIVE SUPPLY OF COPPER CABLES from the Communications Products
Division of Belden CDT Inc.

Please do not hesitate to call one of the undersigned for further questions or clarification about this matter.

Kind Regards,

William D. Duckworth                           Jack Basmadjian
VP, Marketing & Sales                          Senior Director, Marketing & PLM
Belden Communications Division                 Belden Communications Canada
602-233-5100                                   514-697-5273

c.c.     ________________

                           FORWARD-LOOKING STATEMENTS

         This filing contains, in addition to statements of historical fact, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden and CDT. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of the companies, competitive pressures, economic conditions in the U.S. and other countries where the companies operate, working capital needs, information technology spending, the ability to achieve reductions in costs, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters, industry competition and other specific factors discussed in Belden's Annual Report on Form 10-K filed with the SEC on March 14, 2003 and CDT's Annual Report on Form 10-K filed with the SEC on October 29, 2003. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.

                   Additional Information And Where To Find It

         CDT intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about CDT, Belden and the

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proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it becomes available) from CDT at 1901 North Roselle Road, Schaumburg, IL 60195 or Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.

                        Participants in the Transaction:

         CDT, Belden and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of CDT and their ownership of CDT capital stock is set forth in the proxy statement for CDT's 2003 annual meeting of stockholders. Information about the directors and executive officers of Belden and their ownership of Belden capital stock is set forth in the proxy statement for Belden's 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.